

Mail Stop 4720

April 11, 2016

Via E-mail
Mr. James M. Zemlyak
President and Chief Financial Officer
Stifel Financial Corp.
501 North Broadway,
St. Louis, MO 63102-2188

  Re: **Stifel Financial Corp**.
     Form 8-K
     Filed February 23, 2016
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed March 1, 2016
     File No. 001-09305

Dear Mr. Zemlyak:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by amending your Form 10-K filing and providing the requested information within 10 business days or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 23, 2016
Exhibit 99.1

1. We note that you present a full GAAP to non-GAAP net income from continuing operations for the three months and year-ended December 31, 2015. We are concerned that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Regulation G and Item 10(e) of Regulation S-K. For more guidance, refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

2. Please tell us what non-GAAP adjustments are being made, as you disclose that the adjustments "primarily exclude acquisition related expenses which management believes are duplicative and will be eliminated, stock-based compensation and other expenses in which managements' view are not representative of on-going businesses". Please provide us proposed revised disclosure that clarifies each adjustment made to arrive at your non-GAAP net income measure and how each adjustment contributes to the usefulness of the non-GAAP measure.

3. You disclose that your adjustments are mainly to remove certain acquisition related expenses. Please tell us why you exclude these acquisition related expenses due to them "not being representative of on-going businesses." In this regard, we note that you have completed 10 acquisitions in the past three years and you disclose in your 2015 Form 10-K that acquisitions of businesses has, and will continue to be, a key strategy to achieve growth. Please tell us whether there were similar charges or gains within the prior two years and how you determined that you are not reasonably likely to have similar charges or gains within two years. Please refer to Regulation G and Item 10(e) of Regulation S-K.

Form 10-K for the Period Ended December 31, 2015
Management Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2015 Compared with Year Ended December 31, 2014, page 53

4. You disclose on page 54 that you had an increase in strategic advisory fees of 8.9% in 2015, but you disclose reasons why your investment banking revenues decreased in 2015. Since the advisory fees represent a significant line of business, please revise to discuss and analyze the reasons for the increase in your strategic advisory fees.

5. You disclose on page 54 that you had a decrease in compensation and benefits expense in 2015, but you disclose reasons why your compensation and benefit expenses increased in 2015. Since compensation and benefit expenses are material expenses, please revise to discuss and analyze the reasons for the decrease in your compensation and benefits expenses.

Consolidated Financial Statements, pages 77-78

6. Please amend your Form 10-K to remove the unaudited reference to your Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Notes to Consolidated Financial Statements. Refer to Item 8 of Form 10-K. In addition, refer to the second paragraph under Basis of Presentation in Note 1 – Nature of Operations and Basis of Presentation. Please tell us what information you have omitted that you normally include in your annual consolidated financial statements and why you believe this omission is appropriate.

Notes to Consolidated Financial Statements
Note 3 - Acquisitions, page 92

7. Please provide us revised proposed disclosure that states the total amount of consideration paid for the Barclays' Wealth and Investment Management, Americas and the Sterne Agee Group, Inc. acquisitions. Disclose how the acquisitions were funded (e.g. cash, debt or equity). Please include the allocation of the purchase price to the assets acquired and liabilities assumed for each acquisition. In addition, for the Barclays' acquisition, we note you determined that the acquisition was not considered to be material. Please provide us your significance test under Rule 3-05 of Regulations S-X.

Note 9 – Bank Loans, page 109

8. Please provide a table with details of the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2013, which you refer to, but do not present in this note.

9. You classified $11.3 million of your loans as special mention and $14.3 million of your loans as substandard at December 31, 2015. Please tell us why your special mention and substandard loans are substantially in excess of your delinquent loans at December 31, 2015 and why the loans in these categories increased during 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Senior Staff Accountant, at (202) 551-4491 or me at (202) 551-3752 if you have questions regarding comments.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services